UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2 )*

Oklo Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02156V109

(CUSIP Number)

Jacob DeWitte

c/o Oklo Inc.

3190 Coronado Drive

Santa Clara, CA 95054

(844) 200-3276

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156V109	13D	Page 1 of 4 pages

1	Names of Reporting Persons Jacob DeWitte
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 28,514,733
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,514,733

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,514,733
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.8%
14	Type of Reporting Person IN

CUSIP No. 02156V109	13D	Page 2 of 4 pages

1	Names of Reporting Persons Caroline Cochran
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 28,514,733
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,514,733

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,514,733
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.8%
14	Type of Reporting Person IN

CUSIP No. 02156V109	13D	Page 3 of 4 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 16, 2024 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “ Class A Common Stock”), of Oklo Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 136,796,064 shares of Class A Common Stock outstanding.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Jacob DeWitte	28,514,733	20.8%	0	28,514,733	0	28,514,733
Caroline Cochran	28,514,733	20.8%	0	28,514,733	0	28,514,733

The amounts reflected in the table above consist of (i) 13,103,926 shares of Class A Common Stock held of record by Mr. DeWitte, (ii) 12,773,654 shares of Class A Common Stock held of record by Ms. Cochran; (iii) 2,541,647 shares of Class A Common Stock held of record by Mr. DeWitte and Ms. Cochran’s various family members, over which Mr. DeWitte and Ms. Cochran may be deemed to have voting and dispositive power; (iv) 56,180 vested RSUs held of record by Mr. DeWitte and (v) 39,326 vested RSUs held of record by Ms. Cochran. Mr. DeWitte and Ms. Cochran are married and, as a result, may be deemed to share beneficial ownership of each other’s directly held securities as well as the securities held by their various family members.

(c)

On November 19, 2024, the Reporting Persons’ Earnout Shares were converted into Class A Common Stock of the Issuer following the achievement of the Issuer’s price thresholds, as originally disclosed in the Merger Agreement. The Reporting Persons each forfeited 150,000 Earnout Shares for no consideration. As a result, Mr. DeWitte and Ms. Cochran had 1,913,474 and 1,862,054 Earnout Shares, respectively, convert into shares of the Issuer’s Class A Common Stock.

    On the same day, Mr. DeWitte and Ms. Cochran’s various family members had an aggregate of 395,699 Earnout Shares convert into shares of the Issuer’s Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 02156V109	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 21, 2024

Jacob DeWitte

By: Richard Craig Bealmear, Attorney-in-Fact

/s/ Richard Craig Bealmear

Caroline Cochran

By: Richard Craig Bealmear, Attorney-in-Fact

/s/ Richard Craig Bealmear